

October 15, 2007

By Facsimile (202) 362-2902 and U.S. Mail

Alan Schick, Esq.
5335 Wisconsin Avenue NW, Suite 400
Washington, DC 20015

Re: Sun American Bancorp
Schedule TO-I, filed September 25, 2007
File No. 005-54441

Dear Mr. Schick:

 We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We may have additional comments after reviewing your responses to our comments. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO – General

1. While you have checked the box on the cover of the Schedule TO indicating that the filing is subject to Rule 13e-3 as to the Series D Warrants, you have not filed a Schedule 13E-3 nor have you jointly "tagged" the Schedule TO as a Schedule 13E-3. Please do so when you file amended materials.

2. We do not see a summary advertisement filed as an exhibit to the Schedule TO. Please tell us whether you have published a summary advertisement, and file it as an exhibit to the Schedule TO. See Item 1016(a) of Regulation M-A.

Offer to Purchase
Summary

3. Please disclose how Sun American will account for the tender offers. See Item 1004(a)(1)(xi) of Regulation M-A.

Has Sun American or its board of directors adopted a position on the tender offers?, page 8

4. Given the title of this subsection, it should note that the board of directors has determined that the offers are fair and in the best interests of each class of warrantholders. Please revise. Include a cross-reference to the section later in the offer to purchase where you discuss the reasons for the board's fairness determinations.

Forward Looking Statements, page 11

5. Your Offer to Purchase refers to the Private Securities Litigation Reform Act of 1995. The Act does not apply to statements made in connection with a tender offer. See Sec. 21E(b)(2)(C) of the Securities Exchange Act of 1934, or with a going private transaction. See Sec. 21E(b)(1)(E) of the Securities Exchange Act of 1934.. Revise your schedule TO to clearly acknowledge this, and do not refer to the Private Securities Litigation Reform Act of 1995 in future tender offer materials unless you include an express statement that the Act's safe harbor provisions for forward-looking statement do not apply.

Fairness of the Tender Offers, page 16

6. We note that you have performed a Black Scholes analysis in lieu of a net book value analysis. Please disclose briefly the reasons for omitting the net book value factor, which is required by Instruction 2 to Item 1014 of Regulation M-A.

7. The factors that you list at the bottom of page 18 in support of the board's finding of fairness do not appear to support that finding. For example, the fact that all warrant holders are receiving the same consideration does not equate with that consideration being fair. Nor does full disclosure and adequate time to consider the offer imply that the offer is necessarily fair. If these are the only factors the board considered, then state that in the document. If the board considered other factors, please revise to include them.

8. See our last comment above. Rather than simply listing the factors the board of directors considered in reaching its fairness determination, describe how the board analyzed each factor to arrive at its conclusion. Your expanded discussion should address both those factors weighing in favor of fairness, as well as those weighing

against. In general, all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are relevant to the fair value of the applicable securities. To the extent that the board did not consider one or more of these factors in its analysis, this fact (and why) should be discussed and explained. Please revise.

9. Explain in greater detail how the board of directors calculated the current fair market value for each class of warrants subject to the tender offers listed on page 18. We note for example, that the value listed for the Series D Warrants that trade on the Nasdaq Global Market is not consistent with the recent $.40 trading value for those securities. Your revised discussion must specifically address how the board considered this factor in reaching its fairness determination. See our comment below regarding the need to describe the analyses performed by Keefe, Bruyette & Woods, Inc. in connection with this transaction.

10. Under "Other Factors" on page 19, you state that the discussion of the reasons for the board's fairness determination "is not intended to be exhaustive." However, you are required to describe all material factors the board considered and how it analyzed them. Please revise.

11. At the bottom of page 19, you refer several times to "possible future tender offers." Are you referring to the possibility that Sun American may make additional offers for these securities? Please discuss its plans in this regard. The disclosure in the next section on page 20 is so vague as to provide little meaningful information about the Company's plans concerning additional tender offers.

12. There appears to be a typographical error in the bold faced paragraph in the middle of page 19. Did you mean to indicate that the board concluded that the offer was fair to the unaffiliated *warrant holders* rather than the unaffiliated *stockholders*? Please advise or revise.

13. Please revise to state whether the board considered any alternatives to the tender offer. If not, please state that in the offer to purchase. See Item 1013 of Regulation M-A and General Instruction E to Schedule 13E-3.

14. We note the disclosure that the board engaged Keefe, Bruyette & Woods, Inc. to assist in determining the value of each series of warrants subject to the tender offers. Please provide the disclosure as to Keefe, Bruyette and the analyses it performed required by Item 1015 of Regulation M-A. This should include a detailed description of any reports, whether oral or written, provided to the board by Keefe, Bruyette and related to this transaction. Note that any written materials, including "board books," should be filed as an exhibit to the Schedule 13E-3/Schedule TO.

Price Range of Shares and Warrants, page 37

     15. We understand that only the Series D Warrants trade publicly. However, do you have any information about recent trading prices for the other series of warrants subject to the tender offer in privately-negotiated transactions? Where can warrantholders obtain such information? Please revise to disclose.

Source and amount of Funds, page 38

     16. Discuss how you will repay the funds borrowed to purchase tendered securities. See Item 1007 of Regulation M-A.

     17. Please file the credit agreement for the existing line of credit you will use to finance the transaction. See Item 1016(b) of Regulation M-A.

Summary and Pro Forma Financial Data, page 41

     18. Provide the ratio of earnings to fixed charges data required by Item 1010(c)(4) of Regulation M-A.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Alan Schick, Esq.
Page 5

As appropriate, please amend your documents in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions